UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020.

Commission File Number 333-225028

JMAX INTERNATONAL LIMITED

(Translation of registrant’s name into English)

1733-35, 17/F, Gala Place, 56 Dundas Street, Mongkok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

JMax International Limited Announces Unaudited Financial Results
For the Six Months Ended September 30, 2020

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on August 13, 2020 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. As used in this interim report, the terms “we,” “us,” “our Company,” or “our” refers to JMax International Limited and its wholly-owned Hong Kong subsidiary, Grand World Pro Limited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended September 30, 2020 Financial Results

Total Revenue

Total revenue for the six months ended September 30, 2020 increased by 3.0% to $2,806,568 from $2,731,916 in the same period of 2019, mainly due to the increase in revenue from the sales of new products - BIO NOV and Fytomax, offset by the decrease in AlphaSpin sales.

We sell healthcare related products in approximately 30 countries through our distributors. Our revenue breakdown by major products for the six months ended September 30, 2020 and 2019 is as follows:

Revenue by major products

	Six months ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
AlphaMeta	$1,234,320	$1,532,227
Angels Secrets	421,697	486,968
AlphaSpin	192,240	546,315
BIO NOV	430,566	-
Fytomaxx	268,632	-
Total	$2,547,455	$2,565,510
Revenue	$2,806,568	$2,731,916
% to Total Revenue	90.8%	93.9%

Cost of Revenue

Cost of revenues for the six months ended September 30, 2020 increased by 25.8% to $2,483,594 from $1,974,418 in the same period of 2019, primarily a result from the sale of new producers with lower gross margins.

Gross Profit

Gross profit for the six months ended September 30, 2020 decreased by 42.7% to $323,472 from $757,498 in the same period of 2019. Gross margin in the first half of 2020 decreased to 11.5% from 27.7% in the same period of 2019. The main reason for the decrease in gross profit was primarily driven by the increase of cost of revenue. The outbreak of the COVID-19 pandemic has caused the cost of raw materials to increase and consequently, the purchase prices of finished products. This resulted in the lowering of profit margins of our new products.

Operating Expenses

Total operating expenses for the six months ended September 30, 2020 were $1,438,003 compared to $898,833 in the same period of 2019.

General and administration expenses for the six months ended September 30, 2020 and 2019 were $1,410,939 and $846,540, respectively. General and administration expenses consist primarily of bad debt allowance expenses, payroll expenses, professional fees and office rental expenses. The bad debt allowance expenses were $779,442 and nil, respectively; the payroll expenses were $217,385 and $333,171, respectively; the professional fees were $234,305 and $294,556, respectively; and the rental fees were $71,191 and $89,525, respectively for the six months ended September 30, 2020 and 2019.

The increase in general and administration expenses from the six months ended September 30, 2019 to the six months ended September 30, 2020 was primarily due to an increase in bad debt allowance of accounts receivable; partially offset by a decrease in salary costs for the management team as a result of a salary reduction exercise to blunt the impact of the COVID-19 pandemic on our business and a decrease in professional service fees associated with being a public company.

With regard to the bad debt allowance of accounts receivable, our customers’ business and their collections have been significantly hindered because of the current COVID-19 pandemic and its impact on the global economy. As a result of the impact on our customers’ collections, they have likewise delayed payments to us. We have treated some of the delays as an expected credit loss and provided a bad debt allowance of accounts receivable.

Selling expenses, primarily consisting of our sales team’s payroll, for the six months ended September 30, 2020 and 2019 was $27,064 and $52,293, respectively. Payroll expenses were $18,044 and $45,309, respectively for the six months ended September 30, 2020 and 2019. The decrease was primarily due to a decrease in payroll expenses of our sales team as a result of a salary reduction exercise to blunt the impact of the COVID-19 pandemic on our business.

Operating loss

Operating loss was $1,114,531 for the six months ended September 30, 2020 compared to $141,335 in the same period of 2019.

Net loss

Net loss was $845,479 for the six months ended September 30, 2020 compared to of $155,016 in the same period in 2019. The increase in net loss was due to the increase of cost of revenue, which resulted from the negative impact of the COVID-19 pandemic, and increase in general and administrative expenses.

Liquidity and Capital Resources

We had cash of $226,936 and working capital of $1,849,712 as of September 30, 2020.

We have financed our operations since inception from the sale of ordinary shares, capital contributions from stockholders and cash flows from operations. We expect to continue to finance our operations by selling our ordinary shares and by generating income from the sale of our products.

We believe that available cash and accounts receivable should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the Form 6-K is issued.

Our interim financial statements are prepared and presented in accordance with U.S. GAAP. However, the interim financial statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the Company.

Other Significant Events

On September 26, 2019, we received notification from FINRA that our Form 211 application had been approved. We are listed on OTC Pink under the symbol “JMEXF” and have to maintain a bid price of $0.01 for consecutive 30 days before we are listed on OTCQB.

In early January of 2020, a novel coronavirus (“COVID-19”) outbreak took place in China. Subsequently, it has spread rapidly to Asia and other parts of the world. The COVID-19 outbreak has resulted in worldwide economic disruptions, as well as stringent government measures by different regions’ government to contain its transmission including quarantines, travel restrictions, and temporary closures of non-essential businesses.

COVID-19 has had an impact on our operation since February 2020, resulting in delayed logistics, increased purchase price of products and decreased order volumes. In February 2020, a period of time that the domestic warehouses were locked down due to COVID-19 outbreak in China, we changed our delivery warehouse from Guangzhou China to Malaysia. However, in March 2020, as COVID-19 has been contained in China but broken out outside China, domestic logistics recovered but overseas logistics was affected instead. Warehouses in Malaysia were locked down, reopening only on May 18, 2020, which has affected the efficiency of deliveries. The outbreak of COVID-19 has caused increased purchase prices of raw materials and consequently, increased the purchase prices of finished products.

To mitigate the impact of COVID-19, we have increased the unit selling prices of our products by approximately 10% since May 2020.We also have enriched our product categories by launching new products to attract more clients. As we mainly generate revenue from outside mainland China and the COVID-19 is showing a resurgence around the world, we expect our business and financial performance for the year ended March 31, 2021 to be affected adversely from COVID-19. We also expect the aforementioned negative impact to gradually abate in the coming seasons when the outbreak stabilizes in other regions in the world or when a vaccine gets introduced. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long-term effects the outbreak may have on our financial results and business operations.

JMAX INTERNATIONAL LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	September 30, 2020	March 31, 2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$226,936	$929,218
Accounts receivable, net	3,867,883	3,034,200
Advance to suppliers	-	595,171
Inventory	173,894	31,283
Other current assets	111,515	107,302
Total current assets	4,380,228	4,697,174

NON-CURRENT ASSETS:
Property and equipment, net	11,434	14,116
Intangible asset, net	200,000	216,000
Deferred tax assets	802,432	567,839
Right-of-use asset	107,832	63,337
Goodwill	16,999	16,999
Total non-current assets	1,138,697	878,291
TOTAL ASSETS	$5,518,925	$5,575,465

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,882,412	$1,262,666
Accrued expenses and other payable	343,535	328,693
Advance from customers	177,848	103,927
Income tax payable	26,089	29,992
Lease payment liability- current	100,632	45,919
Total current liabilities	2,530,516	1,771,197

NON-CURRENT LIABILITIES:
Lease payment liability-non current	11,915	-
TOTAL LIABILITIES	2,542,431	1,771,197

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 630,861,000 shares issued and outstanding as of September 30, 2020 and March 31, 2020, respectively	6,308,610	6,308,610
Additional paid-in capital	78,732	61,027
Retained earnings	(3,410,848)	(2,565,369)
Total stockholders’ equity	2,976,494	3,804,268
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,518,925	$5,575,465

JMAX INTERNATIONAL LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In U.S. dollars, except share and per share data)

	Six months ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)

Revenue	$2,806,568	$2,731,916
Cost of revenue	(2,483,096)	(1,974,418)
Gross Profit	323,472	757,498

Operating expenses:
General and administrative expenses	(1,410,939)	(846,540)
Selling expenses	(27,064)	(52,293)
Total operating expenses	(1,438,003)	(898,833)

Loss from operations	(1,114,531)	(141,335)

Other expense and income
Other income	16,061	-

Loss before income tax expense	(1,098,470)	(141,335)
Provision for income tax benefit (expense)	252,991	(13,681)
Net loss	$(845,479)	$(155,016)

Weighted average number of common shares outstanding – basic and diluted	630,861,000	623,600,000
Loss per common share- basic and diluted	$(0.0013)	$(0.0002)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMAX INTERNATIONAL LIMITED

Date: November 25, 2020	By:	/s/ Chee Boon Chiew
	Name:	Chee Boon Chiew
	Title:	Chairman and Chief Executive Officer